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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Lewis

Shannon Menjivar

Kibum Park

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

Re:	GSR III Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 25, 2024

File No. 333-280842

To the addressees set forth above:

On behalf of our client, GSR III Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2024 (the “Comment Letter”) with respect to the Registration Statement on Form S-1/A filed with the Commission by the Company on October 25, 2024. Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form S-1/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 31, 2024

Amendment No. 2 to Registration Statement on Form S-1

Conflicts of Interest, page 118

1.	We note your response to prior comment 8 and that you are “not aware of any fiduciary duties or contractual obligations of [your] officers or directors that will materially affect [your] ability to identify and pursue business combination opportunities or complete [your] initial business combination.” We also note the entities that your directors and officers have legal obligations relating to presenting business opportunities, listed on pages 130-131. Please reconcile your disclosure on page 119 and elsewhere as applicable.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 10, 32, 98, 119, 129 and 131 of the Registration Statement.

Officer and Director Compensation, page 125

2.	We note your response to prior comment 9. Please revise to disclose here the number of founder shares that you intend to transfer to your independent directors, as disclosed on page 70. In addition, to the extent you do not plan to determine the amount of membership interests in the sponsor that you will issue to independent directors for services as a director prior to this offering, please revise this section to so state. In this regard, we note the disclosure on page 94 and elsewhere that your “independent directors will receive for their services as a director an indirect interest in the founder shares through membership interests in GSR Sponsor.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 5, 94 and 125 of the Registration Statement.

October 31, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Mike Blankenship, Winston & Strawn LLP